15047030

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 02 2015
WASH. D.C.
194

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49571

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Santander Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

207 Ponce de Leon Ave. 4th Floor
(No. and Street)

San Juan (City) PR (State) 00917-1818 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

Torre Chardon, 350 Chardon Ave. Ste 700, San Juan, PR 00918
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Luis Roig Hosta, swear (or affirm) that, to the best of my knowledge and believe the accompanying financial statement and supporting schedules pertaining to the firm of Santander Securities LLC., as of December 31st, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely or that of a customer, except as follows:

Signature

Financial Operations Principal
Title

Commonwealth of Puerto Rico
County of San Juan

Affidavit No:. 5

Sworn (or affirmed) before me by Luis Roig Hosta, of legal age, married, executive and resident of Guaynabo, Puerto Rico, personally known to me, in San Juan, Puerto Rico, this February 27th, 2015.

RECIBO RECIBO RECIBO RECIBO
05613028

9397
12/22/2014
$5.00
$5 Sello Asistencia Legal
52359-2014-1222-63460599

ABOGADA NOTARIO NATALIA ZEQUEIRA DIAZ • ABOGADA NOTARIO NATALIA ZEQUEIRA DIAZ •
NZ

Natalia I. Zequeira Diaz, Esq.
Notary Public

My commission is perpetual.

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control of Requirements under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital under rule 15c3-3 and the Computation for Determination of the Reserve Requirements under Exhibits A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Conditions with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).

Deloitte.

Santander Securities LLC

(A Wholly Owned Subsidiary of Santander BanCorp)

Statement of Financial Condition
as of December 31, 2014, and
Report of Independent Registered Public
Accounting Firm (Public Document)

Santander Securities LLC

(A Wholly Owned Subsidiary of Santander BanCorp)

Statement of Financial Condition
as of December 31, 2014, and
Report of Independent Registered Public
Accounting Firm (Public Document)

Deloitte.

Deloitte & Touche LLP
Torre Chardón
350 Chardón Ave., Ste. 700
San Juan, PR 00918-2140
USA

Tel: +1 787 759 7171

www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Executive Committee and Member of
Santander Securities LLC
San Juan, Puerto Rico

We have audited the accompanying statement of financial condition of Santander Securities LLC (the "Company") as of December 31, 2014, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Santander Securities LLC as of December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 27, 2015

Stamp No. E147562
affixed to original.

SANTANDER SECURITIES LLC
(A Wholly Owned Subsidiary of Santander BanCorp)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2014

ASSETS

CASH AND CASH EQUIVALENTS (including $1,269,786 of deposits with affiliates)	$ 60,733,117
DEPOSIT WITH CLEARING BROKER	100,000
SECURITIES OWNED — At fair value	4,837,972
EMPLOYEE ADVANCES	11,539,293
RECEIVABLES (including $105,623 from affiliates)	1,759,936
FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS — Net	2,140,704
DUE FROM CLEARING BROKER	82,222
OTHER ASSETS (including $3,494 from affiliates)	1,135,522
TOTAL	$ 82,328,766

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:	
Accounts payable and accrued expenses (including $4,171,430 to affiliates)	$ 14,395,183
Subordinated borrowings from the Parent Company	32,000,000
Total liabilities	46,395,183
CONTINGENCIES AND COMMITMENTS (Notes 8 and 12)	
MEMBER'S EQUITY	35,933,583
TOTAL	$ 82,328,766

See notes to statement of financial condition.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND OTHER MATTERS

The accounting and reporting policies of Santander Securities LLC (SSLLC) (the "Company"), a Puerto Rico entity and a wholly owned subsidiary of Santander BanCorp (the "Parent Company"), conform with accounting principles generally accepted in the United States of America (hereinafter referred to as GAAP) and with general practices within the financial services industry. The Parent Company is a wholly owned subsidiary of Banco Santander, S.A. ("Santander Spain" or "the ultimate parent").

The following is a summary of the Company's most significant accounting policies:

Nature of Operations and Use of Estimates — SSLLC provides securities brokerage services and is a member of the Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation. SSLLC is a registered broker-dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934 and the Uniform Securities Act of Puerto Rico. SSLLC is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) because it promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker-dealer and does not otherwise hold funds or securities for, or owe money or securities to, customers.

During 2012, SSLLC entered in a networking agreement for joint marketing and services with Santander Bank, N.A. formerly Sovereign Bank, N.A. (Santander Bank) and Santander Insurance Agency, U.S. LLC., both subsidiaries of Santander Holding USA, Inc. (SHUSA), an affiliate entity and subsidiary of Santander Spain. Through such agreement, SSLLC provides Santander Bank's customers and others with broker-dealer services in nine states of the United States.

In preparing the financial statements in conformity with GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Cash Equivalents — The Company has defined cash equivalents as highly liquid investments with original maturities of less than 90 days that are not held for sale in the ordinary course of business.

Securities Owned — The Company acquires securities for trading. These securities owned are acquired and held principally with the purpose of selling them in the near term. Securities owned are carried at fair value.

Employee Advances — The Company makes advances to certain registered representatives as part of their contractual employment. The contract terms range from five to nine years. The advances are not interest bearing unless the representative leaves the Company before the contract expires. If, at each employee's anniversary date under the contract term, the employee is still employed by the Company, the Company forgives an amount equal to the annual principal amortization computed on a straight-line basis over the contract term. Loan forgiveness is recognized as part of employee compensation and benefits. In the event that the employee leaves the Company prior to his/her next anniversary date under

the contract term, the employee shall be obligated to pay to the Company on the date of termination the outstanding principal amount of the loan, plus contractual interest thereon.

Furniture, Equipment, and Leasehold Improvements — Furniture and equipment are stated at cost, less accumulated depreciation that is computed utilizing the straight-line method over the estimated useful lives of the assets, which range between three and five years. Leasehold improvements are stated at cost and are amortized using the straight-line method over the estimated useful lives of the assets or the term of the lease, whichever is shorter.

In accordance with the FASB ASC 360, *Property, Plant and Equipment*, the Company reviews finite-lived intangible assets for impairment whenever an event occurs or circumstances change, which indicates that the carrying amount of such assets may not be fully recoverable. Determination of recoverability is based on the estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of an impairment loss is based on the fair value of the asset compared to its carrying value. If the fair value of the asset is determined to be less than the carrying value, an impairment loss is incurred in the amount equal to the difference. No impairment was recognized as of December 31, 2014.

Due from Clearing Broker — The Company uses Pershing, LLC as the clearing broker for all its brokerage transactions. Receivables from the clearing broker include amounts receivable for securities not delivered by the Company to a purchaser by the settlement date ("fails to deliver") and net receivables arising from unsettled trades. Payables to clearing broker include amounts payable for securities not received by the Company from a seller by the settlement date ("fails to receive") and net payables arising from unsettled trades. These transactions are presented net in the statement of financial condition. At December 31, 2014, the Company did not have any amounts receivable from fail to deliver transactions or any amounts payable from fail to receive transactions.

Income Taxes — The Company uses the asset and liability method for the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Deferred income tax assets and liabilities are determined for differences between financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future. The computation is based on enacted tax laws and rates applicable to periods in which the temporary differences are expected to be recovered or settled. Valuation allowances are established when necessary to reduce deferred tax assets to the amount that is more likely than not to be realized.

The Company accounts for uncertain tax positions in accordance with ASC 740, *Income Taxes*. Accordingly, the Company reports a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return.

2. SECURITIES OWNED

Securities owned at December 31, 2014, carried at fair value, are as follows:

Certificate of deposits linked to the Dow Jones Index	$ 403,999
Mortgage-backed securities maturing after two years, generally at fixed rates ranging from 4.50% to 7.50%	28,487
Closed-end funds	4,405,486
Total securities owned	$ 4,837,972

3. FAIR VALUE DISCLOSURES

The Company follows ASC 820, *Fair Value Measurements and Disclosures*, which provides a framework for measuring fair value. Additionally, ASC 820 amended ASC 825, *Financial Instruments*, and, as such, the Company follows ASC 820 in the determination of the fair value disclosure amounts as required by ASC 825.

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. Securities owned are recorded at fair value on a recurring basis.

Fair Value Hierarchy — ASC 820 defines fair value as the price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. This ASC describes three levels of inputs that may be used to measure fair value, which are:

Level 1 — Quoted prices in active markets for identical assets or liabilities

Level 2 — Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities

Recurring Measurements — The presentation for each of the hierarchy levels of the Company's assets that are measured at fair value on a recurring basis at December 31, 2014, is as follows:

	Level 1	Level 2	Level 3	Total
Assets —				
Trading securities:				
Certificate of deposit	$ -	$ -	$ 403,999	$ 403,999
Mortgage-backed securities			28,487	28,487
Closed-end funds			4,405,486	4,405,486
Assets — securities owned	$ -	$ -	$4,837,972	$ 4,837,972

Level 3 assets were 100% of total assets carried at fair value. Management recognizes transfers between levels of financial instruments at the end of each reporting period. There were no transfers between levels of financial instruments during the year ended December 31, 2014.

Determination of Fair Value — The following is a description of the valuation methodologies, techniques, and inputs used for instruments recorded at fair value and for estimating fair value for financial instruments not recorded at fair value (ASC 825). Each estimated fair value was calculated using certain facts and assumptions, which vary depending on the specific financial instrument.

Short-Term Financial Instruments — Short-term financial instruments, including cash and cash equivalents, due from clearing broker, receivables, and certain other assets and liabilities, are carried at historical cost. The carrying amount is a reasonable estimate of fair value of these instruments. These financial instruments generally expose the Company to limited credit risk and have no stated maturities or have short-term maturities and carry interest rates that approximate market.

Securities Owned — Securities owned are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted prices, if available. If quoted prices are not available, fair values are measured using independent pricing models or other model-based valuation techniques, such as discounted cash flow methodologies, adjusted for the security's credit rating, prepayment assumptions, and other factors such as credit loss assumptions. Fair value techniques, inputs, and methodologies by class of securities owned are as follows:

a. Certificate of Deposit — these fixed income securities include an embedded option to equity, a basket or an index. Because of its nature and not significant volumes, these securities are not commonly traded and an internal estimation is performed. Therefore, these securities are classified as Level 3.

b. Mortgage-backed securities — These securities are traded primarily in the local market as tax exempt securities. Pricing is derived by observing US MBS prices and prepayment speed assumption (PSA) estimates. Both are adjusted to incorporate the local tax exemption for such securities. These securities are considered Level 3 securities because of limited liquidity in the case of CMOs and a limited market.

c. Closed-end funds — The Company invests in closed-end funds that seek to provide its shareholders with a high level of current income consistent with the preservation of capital, its investment policies, and prudent investment management. These funds will invest not less than 67% of their assets in Puerto Rico securities and up to 33% in U.S. securities. Since December 31, 2011 certain

funds are exempt from complying with the 67% investment requirement subject to certain conditions. Management of the funds does not have the ability to significantly shift the type of assets that the funds will invest. These investments can never be redeemed with the fund. Distributions from each fund will be received as the underlying investments of the funds are liquidated. The fair values of these investments have been estimated using the net asset value per share of the investments. Close-end funds are classified as Level 3.

Subordinated Borrowings — Subordinated borrowings are carried at historical cost. For ASC 825 disclosures, the fair value is determined by discounting cash flows at market rates currently offered for similar instruments and including adjustments to reflect the current creditworthiness of the Company.

Fair Value of Financial Instruments — The table below is a summary of fair value estimates at December 31, 2014, for financial instruments, as defined by ASC 825, excluding short-term financial assets and liabilities, for which carrying amounts approximate fair value, and excluding financial instruments recorded at fair value on a recurring basis. The fair value estimates are made at a discrete point in time based on relevant market information and information about the financial instruments. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding risk characteristics of various financial instruments, current economic conditions, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates. In addition, the fair value estimates are based on existing on- and off-balance-sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments.

	Carrying Amount	Fair Value
Subordinated borrowings from the Parent Company	$32,000,000	$32,826,012

4. EMPLOYEE ADVANCES

Employee advances amounted to $11,539,293 at December 31, 2014. Employee loan principal balances are forgiven at each employee's anniversary date as follows:

Years Ending December 31	
2015	$ 2,936,092
2016	2,638,874
2017	2,638,874
2018	1,980,874
2019	1,624,525
Thereafter	1,320,332
Subtotal	13,139,571
Less principal balance expensed during 2014 to be forgiven in 2015 at each employee's anniversary date	(1,600,278)
Total	$ 11,539,293

5. FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Furniture, equipment and leasehold improvements at December 31, 2014, are as follows:

Furniture and equipment	$ 2,374,341
Leasehold improvements	2,568,261
Total furniture, equipment and leasehold improvements	4,942,602
Less accumulated depreciation and amortization	(2,801,898)
Furniture, equipment and leasehold improvements — net	$ 2,140,704

6. SUBORDINATED BORROWINGS FROM PARENT COMPANY

The borrowings under subordination agreements with the Parent Company at December 31, 2014, amounted to $32,000,000 bearing interest at 4%, due on July 1, 2015. The accrued interest of such borrowing amounted to $327,111 as of December 31, 2014.

The subordinated borrowings from the Parent Company are available for computing the minimum net capital requirements under the Securities and Exchange Commission (SEC) Uniform Net Capital Rule 15c3-1 ("Rule 15c3-1") (see Note 11). To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

7. OTHER RELATED-PARTY TRANSACTIONS

Until November 2014, SSLLC maintained a networking agreement for joint marketing and services agreement with Banco Santander International (BSI), a subsidiary of Santander Spain, to provide broker-dealer services in Miami. As part of such agreement, BSI leased space to SSLLC, so that SSLLC would provide customers and others with broker/dealer services. Contingent lease payments were paid on the

basis of 50% of the income from the results of operations before taxes. Such agreement included indemnification clauses where SSLLC would indemnify BSI in the case of liability, losses damages, claims, cost, fines or expenses associated with SSLLC not complying with its duties.

In November 2014, the previous agreement was amended and restated into a networking and referral agreement with BSI. As part of such agreement, SSLLC will provide broker/dealer services to customers referred by BSI. The agreement ends in November 2019 and requires monthly referral fee payments. Contingent referral payments will be paid on the basis of 50% of the gross revenues resulting from BSI customer referrals and will commence once SSLLC gross revenues exceeds the breakeven point as defined on the agreement. Such agreement includes indemnification clauses where SSLLC will indemnify BSI in the case of liability, losses damages, claims, cost, fines or expenses associated with SSLLC not complying with its duties.

During 2014, SSLLC maintained a networking agreement for joint marketing and services with Santander Bank to provide broker-dealer services in nine states of U.S. As part of such agreement Santander Bank provides lease space and registered representative agents compensation among other services. The agreement ends in September 2017 and requires monthly payments. Contingent payments will be paid on the basis of a 97% of commission income net of certain expenses and other charges stipulated in the agreement. Such agreement includes indemnification clauses where SSLLC will indemnify Santander Bank in the case of liability, losses damages, claims, cost, fines or expenses associated with SSLLC not complying with its duties. Expense related to this agreement which remain payable as of December 31, 2014 amounted to approximately $3,817,000.

During 2014, SSLLC maintained two agreements with Banco Santander Puerto Rico (BSPR), an affiliated entity and subsidiary of the Parent Company, to sublease part of its office space. These agreements were terminated in November 2014. The agreements required BSPR to make fixed monthly payments during 2014 of $6,050.

During 2014, SSLLC maintained an agreement with BSPR to lease part of its office space. This agreement will terminate in April 2015. The agreement requires SSLLC to make fixed monthly payments during 2014 of $2,023.

8. LONG-TERM INCENTIVE PLANS

Santander Spain sponsors various nonqualified share-based compensation programs (the "Spain Plans") for certain of its employees and those of its subsidiaries, including the Company. All of the Spain Plans have been approved by the board of directors of the Company and are available to certain eligible officers and key employees. All of the Spain Plans contain service, performance, and market conditions; provide for settlement in stock of Santander Spain to the participants; and are classified as equity plans.

9. INCOME TAXES

The Company is subject to Puerto Rico regular tax or the alternative minimum tax, whichever is higher. The maximum statutory regular corporate tax rate that the Company is subject to under the Puerto Rico tax code is 39%.

The Company is also subject to states and federal income tax on its U.S. source income. However, the Company had a net taxable loss in the states and federal U.S. source income during the period ended December 31, 2014.

The Company measured deferred tax assets and liabilities using the enacted tax rates expected to apply to taxable income in the periods in which the deferred tax assets or liability are expected to be settled or realized.

At December 31, 2014, the Company has recognized a deferred tax asset and a valuation amounting to $8,278,670 as follows:

Net operating loss carry-forward	$ 6,780,129
Unrealized gain on securities owned	1,061,630
Other	436,911
Total	8,278,670
Less valuation allowance	(8,278,670)
Total deferred income tax asset	$ -

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. The lack of taxable income together with the uncertainties regarding future performance represents strong negative evidence within management evaluation. After weighting all positive and negative evidence management concluded that is more likely than not that the Company will not be able to realize any portion of the deferred tax asset and a valuation was established.

At December 31, 2014, the Company did not have significant unrecognized tax benefits which, if recognized, would decrease the effective income tax rate in future periods. The amount of unrecognized tax benefits may increase or decrease in the future for various reasons, including adding amounts for current tax year positions, expiration of open income tax returns due to the statute of limitation, changes in management's judgment about the level of uncertainty, status of examinations, litigation, and legislative activity, and the addition or elimination of uncertain tax positions.

At December 31, 2014, the years 2010 through 2013 remain subject to examinations by taxing authorities in Puerto Rico. At December 31, 2014, the years 2011 through 2013 remain subject to examination by the taxing authorities in the U.S. federal and state jurisdictions. The Company does not anticipate a significant change to the total amount of unrecognized tax benefits within the next 12 months.

10. MEMBER'S EQUITY AND NET CAPITAL REQUIREMENTS

The Company is subject to SEC Rule 15c3-1 and has elected to compute its regulatory net capital requirement in accordance with the alternative net capital computation. The Company has entered into a clearing agreement (the "Agreement") with Pershing LLC (the "Clearing Broker"), which is a member of various stock exchanges and is subject to the rules and regulations of such organizations, as well as those of the SEC. The Clearing Broker has agreed to establish a separate reserve account for proprietary assets held by the Company so that the Company can treat these assets as allowable assets under Rule 15c3-1. The Clearing Broker will perform a separate computation for proprietary accounts of the Company in accordance with the customer reserve computation set forth in Rule 15c3-3 with various modifications. Under the alternative net capital computation, net capital, as defined, shall not be less

than $250,000. At December 31, 2014, the Company had net regulatory capital, as defined, of $45,511,460, which was $45,261,460 in excess of its required regulatory net capital.

11. CONTINGENCIES AND COMMITMENTS

The Company is involved as plaintiff or defendant in a variety of routine litigation incidental to the normal course of business. Management believes, based on the opinion of legal counsel, that it has adequate defenses with respect to such litigation and that any losses therefrom will not have a material adverse effect on the results of operations or financial position of the Company.

Under the terms of the Agreement, the Clearing Broker clears and executes the brokerage transactions of the Company's customers on a fully disclosed basis. The Company has agreed to maintain a deposit of $100,000 and to indemnify the Clearing Broker for losses that it may sustain from the Company's customers. At December 31, 2014, there were no obligations to the Clearing Broker under this provision of the Agreement.

The Company leases office space under two operating lease agreements, which expire in April 2015 and December 2024.

12. EMPLOYEE BENEFIT PLAN

The Company has a deferred arrangement profit-sharing 1165(e) plan (the "Plan"), which became effective on January 1, 1997. The Plan provides for Company contributions based on compensation of eligible employees, as defined. The Company's contribution becomes 100% vested once the employee attains five years of service.

The Company has a deferred arrangement profit-sharing 1165(e) plan (the "US-Plan"), which became effective during September 2012. The US-Plan provides for Company contributions based on compensation of eligible employees, as defined. The Company's contribution becomes 100% vested once the employee attains one year of service.

13. SUBSEQUENT EVENTS

The Company's management evaluated all events subsequent to the statement of financial position from December 31, 2014 through February 27, 2015, the date the financial statements were available to be issued.

* * * * * *